UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to___________

Commission File Number: 001 – 11130

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lucent Technologies Inc.
Long Term Savings and Security Plan

600 Mountain Avenue
Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCATEL-LUCENT
54, rue La Boétie
75008 Paris, France

The total # of pages contained in this Form 11-K filing is 24

Exhibit Index can be found on page 23

Table of Contents

Lucent Technologies Inc. Long Term Savings and Security Plan Financial Statements as of December 31, 2008 and 2007, and for the year ended December 31, 2008	3

Signatures	22

Exhibit Index	23

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Lucent Technologies Inc.
Long Term Savings and Security Plan
December 31, 2008 and 2007 and Year Ended December 31, 2008 With Report of Independent Registered Public Accounting Firm

Lucent Technologies Inc.
Long Term Savings and Security Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007 and Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee of the
  Lucent Technologies Inc. Long Term Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of Lucent Technologies Inc. Long Term Savings and Security Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, NY
June 24, 2009

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007

	(In Thousands)
Assets
Investment in Master Trust, at fair value	$538,133	$729,893
Participant loans receivable	4,859	5,434

Total investments	542,992	735,327

Company contributions receivable	—	305
Employee contributions receivable	—	652

Total assets	542,992	736,284

Net assets available for benefits, at fair value	542,992	736,284
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,061	(998)

Net assets available for benefits	$554,053	$735,286

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
(In Thousands)

Additions to net assets attributed to
Contributions
Employee contributions	$8,610
Company contributions	3,811
Interest from participant loans	388

Total additions	12,809

Deductions from net assets attributed to
Plan’s share of Master Trust investment loss	93,795
Distributions to participants	99,966
Administrative expenses and other	208

Total deductions	193,969

Net decrease before transfers	(181,160)

Transfer to Alcatel-Lucent Savings Plan	(73)

Net decrease	(181,233)

Net assets available for benefits
Beginning of year	735,286

End of year	$554,053

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

December 31, 2008

1. Plan Description

The following description of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) (the “Company”) to provide a convenient way for eligible nonmanagement employees, as described in the Plan, to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is an individual account plan that permits participants and beneficiaries to exercise control over the assets in their respective accounts. As such, the Plan is intended to meet the requirements of Section 404(c) of ERISA and the regulations promulgated thereunder. An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different investment funds of the Plan.

Master Trust

The Plan’s assets are held by Bank of New York Mellon (the “BNY Mellon”), as Trustee (the “Trustee”), in the Lucent Technologies Inc. Defined Contribution Plan Master Trust (the “Master Trust”).

Contributions

Employee contributions of 1% to 25% of eligible pay may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code (the “Code”) limited the maximum amount of an employee’s contribution on a pre-tax basis to $15,500 in 2008. Employees who are age 50 or older on or before December 31 may be eligible to make pre-tax contributions beyond the Internal Revenue Service (the “IRS”) pre-tax limit. The catch-up contribution limit set by the IRS was $5,000 in 2008. Effective January 1, 2008, a participant who is eligible for and elects to make catch-up contributions may choose to reduce his or her compensation by a specified whole percentage not in excess of 75% (instead of the 25% limit applicable to participants who are not eligible for and who do not elect to make catch-up contributions). Also effective January 1, 2008, Company matching contributions are no longer made with respect to “unmatched catch-up

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

contributions,” i.e., catch-up contributions in excess of 6% of an eligible employee’s compensation, as defined in the Plan.

Employee contributions and Company contributions are invested in accordance with respective participant elections. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. The Plan provides for 100% vesting of Company contributions for active employees upon completion of three years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service.

After completion of six months of service, the Company contributes on behalf of each participating employee an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to the first 6% of the participant’s eligible compensation, as defined in the Plan. Company contributions are not made with respect to supplementary employee contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These forfeitures can be used to reduce future Company contributions. At December 31, 2008 and 2007, forfeited amounts totaled approximately $34,000 and $22,000, respectively.

Effective January 1, 2008, the Plan was amended to permit the Company to designate one or more investment options as the Plan’s “qualified default investment alternative” within the meaning of Section 624 of the Pension Protection Act of 2006 and regulations issued thereunder. Thereafter, the Company designated a series of institutional funds offered by Fidelity Management Trust Company under the names Asset Allocation Fund-Income, Asset Allocation Fund-2010, Asset Allocation Fund-2020, Asset Allocation Fund-2030 and Asset Allocation Fund-2040 as the default investment options under the Plan.

Also, effective January 1, 2008, no further contributions may be made into any of the Company stock funds and no fund exchanges into those funds is permitted. Any money invested in any of the Company stock funds may remain invested for up to two years. Effective December 31, 2010, the Company stock funds will be eliminated, and any remaining balance in the fund will be transferred to the Plan’s qualified default investment alternative.

Participant Loans

Participants may have one general loan and one home loan outstanding at a time. Loans are available to participants in an amount up to 50% of their vested account balance, from $1,000 to $50,000, subject to certain limitations as defined in the Plan. Upon default as described in the

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59-1/2. The loans are collateralized by the participant’s account balance and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4% to 9.5% at December 31, 2008 and 2007. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions

When a participant retires with a service pension from the Lucent Technologies Inc. Pension Plan or terminates employment because of disability, the entire vested amount in the participant’s account can be distributed in a single payment or in partial withdrawals as directed by the participant. All terminated participants may elect unlimited partial withdrawals of their vested account balance, subject to a minimum withdrawal of $300.

Inactive participants with vested account balances of $5,000 or less will have their account balances automatically distributed if they do not make affirmative distribution elections. Account balances greater than $1,000 but less than or equal to $5,000 will be transferred to Individual Retirement Accounts to be established on behalf of the participants. Accounts of $1,000 or less will be paid directly to the participant. If the participant does not request a distribution and the account balance exceeds $5,000, the participant’s account shall remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as described in the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits adjusts the fair value of the investment contracts from fair value to contract value.

Valuation of Investments

The Alcatel-Lucent Savings Plan and the Plan each have an interest in the assets of the Master Trust. The Trustee prices the assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, mutual fund administrators or other relevant information. See Note 6 for additional information.

New Accounting Pronouncements

The financial statements reflect the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally acceptable accounting principles and expands disclosure about fair value measurements. There was no material impact to the financial statements upon the adoption of SFAS 157. See Note 6 for information related to the Plan’s valuation methodologies under SFAS 157.

Purchases and Sales of Investments

Purchases and sales of investments are recorded on a trade-date basis.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Plan’s Share of Master Trust

Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

The Plan’s reported investment loss from the Master Trust presented in the statement of changes in net assets available for benefits represents its interest in the Master Trust’s net investment loss, which consists of the Master Trust’s investment income and net appreciation or depreciation in fair value of investments. The Master Trust records dividend income on investments held as of the ex-dividend dates, interest income on the accrual basis and other gains or losses when incurred. The Master Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the change in the unrealized appreciation (depreciation).

Transfers to/from Other Plans

The Plan presents in the statement of changes in net assets available for benefits the net amount of transfers to/from other plans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Derivatives

From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio. Gains or losses on derivative instruments are recorded when incurred.

3. Tax Status

The Plan has received a determination letter from the IRS dated August 24, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended from time to time to comply with changes in the law and for other reasons. On January 31, 2008, the Company timely submitted the Plan to the IRS seeking a determination that the Plan, as so amended, continued to be qualified under Section 401(a) of the Code and that its related trust was therefore exempt from taxation. The Company’s submission is still pending with the IRS.

Once qualified, the Plan is required to be operated in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore that the Plan remains qualified and that its related trust remains tax exempt.

4. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5. Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments

The Alcatel-Lucent Savings Plan and the Plan each had an interest in the assets of the Master Trust in 2008 and 2007, respectively. The Plan’s total interest in the Master Trust as of December 31, 2008 and 2007 was approximately 10% and 9%, respectively.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2008 and 2007:

	2008	2007

	(In Thousands)
Investments
Cash	$92,744	$145,926
Government securities	231,628	161,439
Corporate bonds	141,001	116,357
Common stock	1,039,790	1,693,468
Common/collective trusts	1,648,000	2,183,869
Commingled funds	752,493	1,087,774
Registered investment companies (mutual funds)	167,751	918,262
Other	—	207
Synthetic guaranteed investment contracts	1,531,629	1,631,780
Cash collateral fund	319,847	430,173

Total investments	5,924,883	8,369,255
Collateral held for loaned securities	(332,123)	(430,173)

	5,592,760	7,939,082
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	68,107	(5,771)

	$5,660,867	$7,933,311

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The following table presents the investment loss for the Master Trust for the year ended December 31, 2008:

(In Thousands)

Net appreciation (depreciation) in fair value of investments
Common stock	$(853,638)
Common/collective trusts	(590,344)
Commingled funds	(341,709)
Registered investment companies (mutual funds)	(114,531)
Cash collateral fund	(12,276)
Other	2,225

(1,910,273)

Investment income
Interest	94,225
Dividends	36,397

Net investment loss	$(1,779,651)

The Master Trust participates in securities lending programs with BNY Mellon, formerly Mellon Bank N.A., an affiliate of the Master Trustee.

The securities lending agreement requires that the Master Trust receive cash, letters of credit or U.S. Treasury securities as collateral for securities on loan, equaling 102% of the fair value of domestic securities and 105% of the total fair value of non-U.S. securities on loan. As of December 31, 2008 and 2007, the fair value of the securities on loan was $324.0 million and $452.1 million, respectively, which were comprised primarily of US Treasury and other governmental securities and equity securities. As of December 31, 2008 and 2007, the value of the associated collateral received was $332.2 million and $461.9 million, respectively, of which $332.1 million and $430.2 million, respectively, was received in cash and subsequently invested in a cash collateral fund. This fund invests primarily in repurchase agreements, asset-backed securities and corporate bonds. The remaining collateral at December 31, 2008 and 2007 of $78,473 and $31.7 million, respectively, was received in the form of letters of credit and U.S. Treasuries, which the Master Trust cannot sell or repledge and accordingly are not reflected in the Master Trust’s net assets. The investments purchased with the cash collateral are included in the cash collateral fund in the net assets of the Master Trust and amounted to $319.8 million and $430.2 million at December 31, 2008 and 2007, respectively.

The Master Trust bears the risk of loss with respect to the investment of the collateral. BNY Mellon has agreed to indemnify the Master Trust in the case of default of any borrower.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The following table presents investment funds offered to participants that represent 5% or more of the Master Trust investments as of December 31, 2008 and 2007:

	2008		2007

	(In Thousands)

Lucent Asset Allocation Fund 2020	$	*	$400,943
Lucent Bond Fund		406,498	*
Lucent Equity Index Fund		961,819	1,598,928
Lucent Money Market Fund		616,250	523,302
U.S. Large Cap Value Equity Fund		395,712	631,643
Lucent Stable Value Fund		1,623,388	1,655,334
Lucent International Equity Fund		327,017	578,184
Cash collateral fund		319,847	430,173
* Less than 5% threshold

Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Master Trust and in the Statement of Net Assets Available for Benefits. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contract, which was not material at December 31, 2008 or 2007. The assets underlying the synthetic GICs were primarily comprised of US government securities and corporate debt instruments.

In determining the net assets available for benefits, an adjustment is made to record the synthetic GICs at their contract values, which are equal to principal balance plus accrued interest.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The synthetic GICs are included in the financial statements at contract value as reported to the Plan by Fidelity Management Trust Company, the wrap investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

Certain events limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that the probability of occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value with participants, is remote.

The synthetic GICs do not permit the wrap issuers to terminate the agreement prior to the scheduled maturity date.

The average yield of the synthetic GICs based on actual earnings was approximately 4.53% and 5.10% at December 31, 2008 and 2007, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 4.37% and 4.73% at December 31, 2008 and 2007, respectively.

Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS 157, “Fair Value Measurements”. The adoption of SFAS 157 did not have material impact on the financial statements of the Plan.

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Government securities and Corporate bonds

A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Common stock

Common stock listed on a national stock exchange is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within level 1 of the valuation hierarchy. Other securities are valued at the closing price reported on the major market on which the individual securities are traded. All other common stock is classified within level 1 of the valuation hierarchy.

Common/collective trusts and Commingled funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is an input other than a quoted price that is observable. Therefore, these investments are classified within level 2 of the valuation hierarchy.

Registered investment companies (mutual funds)

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

Synthetic guaranteed investment contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are primarily fixed income securities and are classified within level 2 of the valuation hierarchy. The related wrapper contracts are classified within level 3 of the valuation hierarchy.

Cash collateral fund

The cash collateral fund invests cash received as collateral for securities that are loaned through the Master Trust's securities lending program with BNY Mellon. The NAV of the fund is based on the value of its underlying assets, minus its liabilities, and then divided by the number of shares outstanding. The NAV is an input other than a quoted price that is observable, and therefore this investment is classified within level 2 of the valuation hierarchy.

The following table sets forth by level within the fair value hierarchy the Master Trust investment assets at fair value, as of December 31, 2008. As required by SFAS 157, assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Investment assets at fair value as of December 31, 2008
(In Thousands)
	Level 1	Level 2	Level 3	Total

Cash	$92,744	$—	$—	$92,744
Government securities	27,569	204,059	—	231,628
Corporate bonds	1,357	139,644	—	141,001
Common stock	1,039,790	—	—	1,039,790
Common/collective trusts	—	1,648,000	—	1,648,000
Commingled funds	—	752,493	—	752,493
Registered investment companies (mutual funds)	167,751	—	—	167,751
Synthetic guaranteed investment contracts	—	1,528,889	2,740	1,531,629
Cash collateral fund	—	319,847	—	319,847

Total assets at fair value	$1,329,211	$4,592,932	$2,740	$5,924,883

In addition, the Plan has participant loans of $4,859,000 which are classified within level 3 of the valuation hierarchy. Participant loans are valued at cost which approximates fair value.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The table below sets forth a summary of changes in the fair value of the level 3 investment assets held by the Plan and the Master Trust for the year ended December 31, 2008.

Level 3 Investment assets at fair value as of December 31, 2008 (In Thousands)

	Synthetic guaranteed investment contracts	Participant loans	Total

Balance, beginning of year	$—	$5,434	$5,434
Realized gains/(losses)	—	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—	—
Purchases, settlements and dispositions	2,740	(575)	2,165
Transfers in and/or out of level 3	—	—	—

Balance, end of year	$2,740	$4,859	$7,599

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in American Depositary Shares of Alcatel-Lucent, the Company’s parent. As of December 31, 2008 and 2007, such holdings totaled approximately $38 million and $165 million, respectively. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

8. Reconciliation of Financial Statements to 5500

Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at fair value and adjusted to contract value. Such differing treatments result in a reconciling item between the net assets available for benefits recorded on the Form 5500 and the net assets available for benefits included in the accompanying financial statements. The difference between the financial statements and Form 5500 as of December 31, 2008 and 2007 was an increase of $11,061,000 and a decrease of $998,000, respectively.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Name of Issuer and Title of Issue	Description	Cost	Fair Value

Participant loans receivable*	Interest rates range from 4.0%-9.5%	$—	$4,859,000

*	Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Date:	June 24, 2009	By:	/s/ Cassandra H. Lammers

Cassandra H. Lammers
Plan Administrator

Exhibit Index

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm